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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              Laclede Steel Company
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   505606 20 2
                                 (CUSIP Number)


                                  April 2, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [X] Rule 13d-1(c)
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CUSIP No. 505606 20 2

Item 1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Nissho Iwai American Corporation (Tax ID: 13-561030)

Item 2. Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable

Item 3.  SEC use only

Item 4.  Citizenship or Place of Organization
         state of New York

Item 5.  Sole Voting Power
         264,049

Item 6.  Shared Voting Power
         None

Item 7.  Sole Dispositive Power
         264,049

Item 8.  Shared Dispositive Power
         None

Item 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         264,049

Item 10. 10 Check box if the aggregate amount in row (9) excludes certain shares
         [    ]

Item 11. Percent of Class Represented by Amount in Row 9
         7.56%

Item 12. Type of Reporting Person
         CO

                                   Schedule G
                    Under the Securities Exchange Act of 1934

Item 1(a) Name of Issuer:
         Laclede Steel Company

Item 1(b) Address of Issuer's Principal Executive Offices:
         One Metropolitan Square
         211 North Broadway
         St. Louis MO 63102
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Item 2(a) Name of Person Filing:
          Nissho Iwai American Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:
          1211 Avenue of the Americas
          New York NY  10036

Item 2(c) Citizenship:
          A New York corporation

Item 2(d) Title of Class of Securities:
          Class A Common Stock

Item 2(e) CUSIP Number:
          505606 20 2

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership
         (a) Amount beneficially owned:
                  264,049
         (b) Percent of class:
                  7.56%
         (c) Number of shares as to which the person has:
                  (i) Sole power to vote or to direct the vote
                           264,049
                  (ii) Shared power to vote or to direct the vote
                           None
                  (iii) Sole power to dispose or to direct the disposition of
                           264,049
                  (iv) Shared power to dispose or to direct the disposition of
                           None

Item 5. Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable
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Item 8.  Identification and Classification of Members of the Group
         Not applicable

Item 9.  Notice of Dissolution of Group
         Not applicable

Item 10. Certifications
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         April 2, 2001

                                                     /s/ Noubuharu Tsujimoto
                                                     Noubuharu Tsujimoto
                                                     Senior Vice President and
                                                     Chief Finance Officer